

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2014

Via E-mail
Jon Kessler
President and Chief Executive Officer
HealthEquity, Inc.
15 W. Scenic Pointe Dr., Ste. 100
Draper, Utah 84020

> **Re:** **HealthEquity, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted May 9, 2014**
> **CIK No. 0001428336**

Dear Mr. Kessler:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Section 3(a)(1)(C) of the Investment Company Act of 1940 defines "investment company" as any issuer that "is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis." Please provide us with a written response analyzing whether you are an investment company under the 1940 Act, including appropriate documentation to support your analysis. If you determine that you are an investment company: (1) explain why you are not required to register as an investment company under the 1940 Act (e.g., provide a complete and detailed explanation of the basis for your reliance upon any exemption or exclusion from the definition of investment company under the 1940 Act); or (2) if no exemption or exclusion from the definition of investment company is

available to you, explain what action you have taken or plan to take, either to fall outside of that definition, or to register as an investment company.

2   We note your response to comment 39 in our letter dated May 1, 2014, which indicates that you began providing investment advisory services in fiscal year 2015. However, the disclosure throughout your prospectus indicates that you have provided such services since 2013. Please advise.

Prospectus Summary, page 1

Overview, page 1

3. We note your response to comment 8 in our letter dated May 1, 2014. Please clarify your disclosure on pages 2 and 81 to include the number of individuals under the age of 65 that are covered by private health insurance.

4. We note your response to comment 9 in our letter dated May 1, 2014. Please clarify your disclosure on pages 3 and 81 to state that lower health insurance costs are limited to large employers. Please also revise your disclosure to include the rationale for your expectations, including but not limited to your response to the aforementioned comment.

The Offering, page 13

5. As requested in comment 10 in our letter dated May 1, 2014, please disclose that Messrs. Medici and Ghegan, your directors, can be deemed to beneficially own the shares currently owed and to be held by Berkeley after the offering, as well as briefly describe the history of Berkeley's involvement in your business.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 58

Liquidity and Capital Resources, page 70

6. We note your response to comment 15 in our letter dated May 1, 2014. While your response addresses the impact of acquisitions on your business, it does not appear that your disclosure generally addresses the known trends or demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity or operations in any material way, as well as the current and potential future impact of these trends and conditions on your liquidity, operations and capital resources, giving particular consideration to the fact that your primary sources of liquidity are cash flows from operations and net proceeds from this offering. Please revise or advise. Please refer to Items 303(a)(1) and (2) of Regulation S-K.

Business, page 80

Company Overview, page 80

7. We note your response to comment 16 in our letter dated May 1, 2014. Please revise your disclosure to state that you are "a leader and an innovator" based on the industry-first accomplishments and the statements of third parties, including the names of such parties. Please also revise the disclosure in your registration statement to provide support for your belief that "traditional health insurance's difficulty in impacting long-term cost trends has been due in part to consumers not being aligned, engaged or empowered with incentives and information."

Our Opportunity, page 82

8. We note your response to comment 17 in our letter dated May 1, 2014. Please revise your disclosure to provide the rationale for your belief that the number of HSA accounts including investments will increase in the future.

Our Competitive Strengths, page 84

Complete Solution for Managing Consumer Healthcare Saving and Spending, page 85

9. We note your response to comment 18 in our letter dated May 1, 2014. Please further revise your disclosure to provide further details regarding the frequency with which your users utilize the multi-functional nature of your platform.

Differentiated Consumer Experience, page 86

10. We note your response to comment 19 in our letter dated May 1, 2014. Please revise your disclosure to provide further details regarding how your "Teachable Moments" helped you generate more than $100 million in additional HSA deposits in fiscal year 2014.

Large and Diversified Channel Access, page 87

11. We note your response to comment 20 in our letter dated May 1, 2014. Please further revise your disclosure to include a discussion of how your "B2B2C" channel strategy impacts growth through increasing the number of HSA Members as opposed to increasing the number of Network Partners.

Executive Compensation, page 106

12. Please clarify that the service fee paid to Mr. Kessler pursuant to the independent contractor payments is actually paid to Healthcharge Inc. In addition, please revise Mr.

Kessler's biographical information on page 100 to state that he is also the Executive Chairman and the Chairman of Healthcharge Inc.

Notes to Consolidated Financial Statements, page F-8

Intangible assets, net, page F-10

Note 4. Intangible Assets and Goodwill, page F-18

13. We note your responses to comments 38 and 41 of our letter dated May 1, 2014. Given acquired intangible member assets constitute over 40% of your total assets as of January 31, 2014, please tell us your consideration of expanding your disclosure to include a description of the nature of these assets, the factors supporting your determination of estimated useful lives of 15 years and why straight-line amortization is appropriate.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have any questions regarding comments on the financial statements and related matters. Please contact Lilyanna Peyser, Special Counsel, at (202) 551-3222 or Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Gordon Caplan